

August 17, 2010

Mr. Charles J. Deisbeck
Chief Executive Officer
112 East Main
P.O. Box 190
Breda, Iowa 51436

> **Re:** **Breda Telephone Corp.**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 0-26525**

Dear Mr. Deisbeck:

We have reviewed your response letter dated July 13, 2010 and have the following comment. As noted in our letter dated July 6, 2010, we have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Audit Report, page 54

1.   We note your response to comment one from our letter dated July 6, 2010 and refer to your Form 10-K for the year ended December 31, 2009, which was filed on March 30, 2010. The audit report of your independent accountant includes a scope limitation due to the auditor's inability to examine evidence regarding the investment in RSA 7 Limited Partnership or Iowa 8 Monona Limited Partnership stated at $2,188,612 at December 31, 2008, or its equity in earnings in such partnerships of $942,028, which is included in net income for the year ended December 31, 2008.

On May 28, 2010, you filed an amended 10-K for the year ended December 31, 2008 to include an unqualified opinion dated March 31, 2010 (except for Note 4, as to which the date is May 28, 2010) since your auditors were able to obtain audited financial statements for 2008 supporting the company's investments in Iowa 7, Iowa 8, Iowa 9, and SN. Accordingly, please amend the Form 10-K filed for the year ended December 31, 2009 to include a current audit report, reflecting your auditor's opinion that is consistent with that included in your amended Form 10-K for the year ended December 31, 2008, filed on May 28, 2010.

Please file all correspondence over EDGAR. You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director